As filed with the Securities and Exchange Commission on December 22, 2003.

Registration No. 333- 108317

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MOLINA HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-4204626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Golden Shore Drive Long Beach, California	90802
(Address of Principal Executive Offices)	(Zip Code)

MOLINA HEALTHCARE, INC.

2000 OMNIBUS STOCK AND INCENTIVE PLAN,

2002 EQUITY INCENTIVE PLAN

AND

2002 EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plans)

Mark L. Andrews, Esq.

Executive Vice President, Legal Affairs,

General Counsel and Corporate Secretary

Molina Healthcare, Inc.

2277 Fair Oaks Boulevard, Suite 440

Sacramento, California 95825

(916) 646-9193

(Name, address and telephone number, including area code, of agent for service)

Copy to:

Mark J. Mihanovic, Esq.

McDermott, Will & Emery

2049 Century Park East, Suite 3400

Los Angeles, California 90067

(310) 277-4110

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Stock, par value $0.001 per share, issuable upon exercise of currently outstanding options under the 2000 Omnibus Stock and Incentive Plan	822,360	—	—	—

Common Stock, par value $0.001 per share, issuable upon exercise of options or purchase of shares to be issued under the 2002 Equity Incentive Plan	1,600,000	—	—	—

Common Stock, par value $0.001 per share, issuable upon purchase of shares to be issued under the 2002 Employee Stock Purchase Plan	600,000	—	—	—

Total	3,022,360	—	—	—

(1)	In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plans described herein.

(2)	Fee previously paid.

EXPLANATORY NOTE

On August 28, 2003, we filed a Registration Statement on Form S-8 (File No. 333-108317) with the Securities and Exchange Commission to register 3,022,360 shares of our Common Stock issuable upon the exercise of options granted under our 2000 Omnibus Stock and Incentive Plan and to be granted under our 2002 Equity Incentive Plan and upon the purchase of shares under our 2002 Employee Stock Purchase Plan.

We are filing this Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-108317) to file a reoffer prospectus to permit certain “affiliates,” as that terms is defined in Rule 405 under the Securities Act of 1933, as amended, listed in the Selling Stockholder table included in the prospectus, to resell their shares of Common Stock issuable upon the exercise of options and the purchase of shares under the above-described plans.

REOFFER PROSPECTUS

MOLINA HEALTHCARE, INC.

634,215 SHARES OF COMMON STOCK

This prospectus may be used by certain persons (the “Selling Stockholders”) listed in the Selling Stockholder table included in this prospectus who may be deemed to be affiliates of Molina Healthcare, Inc., a Delaware corporation (the “Company”), to sell a maximum of 634,215 shares (the “Shares”) of our common stock, par value $0.001 per share (the “Common Stock”), acquired pursuant to our 2000 Omnibus Stock and Incentive Plan, our 2002 Equity Incentive Plan and our 2002 Employee Stock Purchase Plan (collectively, the “Plans”).

All or a portion of the Shares offered hereby may be offered for sale, from time to time, on the New York Stock Exchange, or otherwise, at prices then obtainable. All brokers’ commissions or discounts will be paid by the Selling Stockholders. However, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be sold under Rule 144 rather than pursuant to this prospectus. See “Plan of Distribution.” We will receive none of the proceeds of this offering, although we will receive or have received cash upon the exercise of options by the Selling Stockholders under our 2000 Omnibus Stock and Incentive Plan and our 2002 Equity Incentive Plan and upon the purchase of shares by the Selling Stockholders under the 2002 Employee Stock Purchase Plan. See “Use of Proceeds.” All expenses incurred in connection with the preparation and filing of this prospectus and the related registration statement are being borne by us. See “Expenses.”

SEE “RISK FACTORS ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

Our common stock is listed on the New York Stock Exchange and traded under the symbol “MOH.” On December 19, 2003, the closing price of our common stock was $23.24 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2003.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission’s regional office. Copies of such materials can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. The telephone number of the Commission is 800-SEC-0330.

This prospectus omits certain of the information contained in the Registration Statement of which this prospectus is a part (the “Registration Statement”), covering the Common Stock, which pursuant to the Securities Act is on file with the Commission. For further information with respect to us and our Common Stock, reference is made to the Registration Statement including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the Registration Statement or elsewhere. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Common Stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents heretofore filed by us with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Registration Statement, except as superseded or modified herein:

1.	Our prospectus, filed July 2, 2003, under file number 333-102268.

2.	Our Current Reports on Form 8-K, filed July 10, 2003, September 9, 2003, September 23, 2003, October 15, 2003, November 7, 2003 and December 5, 2003, under file number 1-31719.

3.	Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003 and September 30, 2003, under file number 1-31719.

4.	The description of our Common Stock contained in our Form 8-A Registration Statement, filed June 25, 2003, under file number 1-31719, which incorporates by reference the description of our Common Stock contained in our Form S-1 Registration Statement, filed December 30, 2002, under file number 333-102268, as amended.

All of such documents are on file with the Commission. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, are incorporated by reference in this Registration Statement and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We hereby undertake to provide without charge to each person, including any beneficial owner of the Common Stock, to whom this prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or oral requests for such copies should be directed to our corporate secretary, c/o Molina Healthcare, Inc., 2277 Fair Oaks Boulevard, Suite 440, Sacramento, California 95825.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information contained in this prospectus before you decide whether to invest in the shares. If any of the following risks actually occur, the market price of our common stock could decline and you may lose all or part of the money you paid to buy the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, also may result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

Risks Related To Our Business

Reductions in Medicaid funding could substantially reduce our profitability.

Substantially all of our revenues come from state Medicaid premiums. The premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs, or state and federal budgetary constraints. Changes in Medicaid funding could, for example, reduce the number of persons enrolled in or eligible for Medicaid, reduce the amount of reimbursement or payment levels by the governments or increase our administrative or health benefit costs. Additionally, changes could eliminate coverage for certain benefits such as our pharmacy, behavioral health, vision or other benefits. In some cases, changes in funding could be made retroactive. All of the states in which we operate are presently considering legislation that would reduce reimbursement or payment levels by the state governments or reduce the number of persons eligible for Medicaid. Reductions in Medicaid payments could reduce our profitability if we are unable to reduce our expenses.

If our government contracts or our subcontracts with government contractors are not renewed or are terminated, our business will suffer.

All of our contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. Our contracts with the states are subject to cancellation by the state in the event of unavailability of state or federal funding. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required. In addition, most contracts are terminable without cause. Most contracts are for a specified period and are subject to non-renewal. For example, in California, we contract with Health Net, Inc. for Los Angeles County. Health Net’s contract for Los Angeles County will terminate in 2004 unless Health Net prevails in a competitive bidding process for the contract. If Health Net does not prevail in the bidding process or Health Net’s contract for Los Angeles County is terminated prior to 2004 with or without cause, or our subcontract with Health Net is terminated, we could lose all of our Los Angeles County Medi-Cal business, unless we make alternative arrangements. Absent earlier termination with or without cause, our Medi-Cal contracts for San Bernardino and Riverside Counties will also terminate in 2004, unless they are renewed. In Washington, our Healthy Options contract will expire in December 2005, if not renewed. In Utah, our contract expires in June 2004. Our other contracts are also eligible for termination or renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the contracting process. If we are unable to renew, successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business will suffer.

If we were unable to effectively manage medical costs, our profitability would be reduced.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Historically, our medical care costs as a percentage of premium and other operating revenue have fluctuated. Relatively small changes in these medical care ratios can create significant changes in our financial results. Changes in health care laws, regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, terrorism or bioterrorism, new medical technologies and other external factors, including general economic conditions such as inflation levels, could reduce our ability to predict and effectively control the costs of providing health care services. Although we have been able to manage medical care costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems, and reinsurance arrangements, we may not be able to continue to effectively manage medical care costs in the future. If our medical care costs increase, our profits could be reduced or we may not remain profitable.

A failure to accurately estimate incurred but not reported medical care costs may hamper our operations.

Our medical care costs include estimates of claims incurred but not reported. We, together with our independent actuaries, estimate our medical claims liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. While our estimates of claims incurred but not reported have been adequate in the past, they may be inadequate in the future, which would negatively affect our results of operations. Further, our inability to accurately estimate claims incurred but not reported may also affect our ability to take timely corrective actions, further exacerbating the extent of the negative impact on our results. If we estimate claims incurred but not reported too conservatively, we understate our profits, which could result in inaccurate disclosure to the public in our periodic reports.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations along with the terms of our government contracts regulate how we do business, what services we offer, and how we interact with members and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	imposing additional capital requirements,

•	increasing our liability,

•	increasing our administrative and other costs,

•	increasing or decreasing mandated benefits,

•	forcing us to restructure our relationships with providers, or

•	requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 which mandates that health plans enhance privacy protections for member protected health information. This requires health plans to add, at significant cost, new administrative, information and security systems to prevent inappropriate release of protected member health information. Compliance with this law is uncertain and has and will continue to affect our profitability. Similarly, individual states periodically consider adding operational requirements applicable to health plans, often without identifying funding for these requirements. California recently required all health plans to make available to members independent medical review of their claims. This requirement is costly to implement and could affect our profitability.

We are subject to various routine and non-routine governmental reviews, audits and investigation. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, and exclusion from participation in government sponsored health programs, including Medicaid and the State Children’s Health Insurance Program. If we become subject to material fines or if other sanctions or other corrective actions were imposed upon us, we might suffer a substantial reduction in profitability, and might also lose one or more of our government contracts and as a result lose significant numbers of members and amounts of revenue. In 1998, one of our health plans sent letters to certain plan members notifying them of a pending program change and the need to reselect their current primary care physician if they intended to stay with that physician. The state regulatory agency contended that the letters violated state and federal marketing laws and the health plan’s government contract. Our health plan agreed to pay a $6,000 penalty as well as a limited suspension of enrollment and marketing activities for sixty days. Later, the Office of Inspector General asserted jurisdiction over the matter, and the health plan agreed to pay an additional $600,000 penalty.

Our business depends on our information systems, and our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our health care management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, our information system software is leased from a third party. If the owner of the software were to become insolvent and fail to support the software, our operations could be negatively affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain or expand our system, we could suffer from, among other things, operational disruptions, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses theoretically could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of members if they are not prevented.

Difficulties in executing our acquisition strategy could adversely affect our business.

The acquisitions of Medicaid contract rights and other health plans have accounted for a significant amount of our growth. Although we cannot predict with certainty our rate of growth as the result of acquisitions, we believe that acquisitions similar in nature to those we have historically executed will be important to our future growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. Also, many of the sellers may insist on selling assets that we do not want, such as commercial lines of business, or may insist on transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable targets, we may be unable to complete acquisitions on terms favorable to us or obtain the necessary financing for these acquisitions. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulty in integrating the acquisition with the existing business. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	new provider networks, which may operate on terms different from our existing networks,

•	additional members, who may decide to transfer to other health care providers or health plans,

•	disparate information, claims processing and record keeping systems, and

•	accounting policies, including those which require judgmental and complex estimation processes, such as estimates of claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation and income tax matters.

Also, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not already operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. For all of the above reasons, we may not be able to sustain our pattern of growth.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

Depending on acquisition and other opportunities, we expect to continue to grow our membership and to expand into other markets. In 1998, we had total revenue of $135.9 million. In 2002, we had total revenue of $644.2 million. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled employees, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

We are subject to competition which negatively impacts our ability to increase penetration in the markets we serve.

We operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits supplied, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. For these reasons, we may be unable to grow our membership.

Restrictions and covenants in our credit facility may limit our ability to make certain acquisitions and declare dividends.

We secured a $75.0 million credit facility which we plan to use for general corporate purposes and acquisitions. Our credit facility documents contain various restrictions and covenants, including prescribed debt coverage ratios, net worth requirements and acquisition limitations, that restrict our financial and operating flexibility, including our ability to make certain acquisitions above specified values and declare dividends without lender approval. Our growth strategy my be negatively impacted by our inability to act with complete flexibility.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our Executive Vice Presidents, all of whom have entered into employment agreements with us. These employment agreements may not provide sufficient incentives for those employees to continue their employment with us. While we believe that we could find replacements, the loss of their leadership, knowledge and experience could negatively impact our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel which could negatively impact our operations.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.

Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Providers at the primary care clinics we operate in California are employees of our California subsidiary. As a direct employer of physicians and ancillary medical personnel and as an operator of primary care clinics, our subsidiary may experience increased exposure to liability for acts or omissions by our employees and for acts or injuries occurring on our premises. We maintain errors and omissions insurance in the amount of $5 million per occurrence and in aggregate for each policy year, medical malpractice insurance for our clinics in the amount of $5 million per occurrence and an annual aggregate limit of $10 million, and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from damage awards or other liabilities. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

In addition, claimants often sue managed care organizations for improper denials or delay of care. Also, Congress, as well as several states, are considering legislation that would permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. If this or similar legislation were enacted, claims of this nature could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

The results of our operations could be negatively impacted by both upturns and downturns in general economic conditions.

The number of persons eligible to receive Medicaid benefits has historically increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If federal or state funding were decreased while our membership was increasing, our results of operations would be negatively affected. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels and profitability to decrease, which could lead to decreases in our operating income and stock price.

If state regulators do not approve payments of dividends and distributions by our affiliates to us, it may negatively affect our business strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions that they can pay to us without prior approval of, or notification to, state regulators. In California, our health plan may dividend, without notice to or approval of the California Department of Managed Health Care, amounts by which its tangible net equity exceeds 130% of the tangible net equity requirement. In Michigan, Utah and Washington, our health plans must give thirty days advance notice and the opportunity to disapprove “extraordinary” dividends to the respective state departments of insurance for amounts over the lesser of (a) ten percent of surplus or net worth at the prior year end or (b) the net income for the prior year. The discretion of the state regulators, if any, in approving or disapproving a dividend is not clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators ten or fifteen days in advance of the intended distribution date of the non-extraordinary dividend. The aggregate amounts our health plan subsidiaries could have paid us at December 31, 2000, 2001 and 2002 without approval of the regulatory authorities were approximately $10.5 million, $22.1 million and $28.9 million, respectively, assuming no dividends had been paid during the respective calendar years. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facility.

Risks Associated With This Offering

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases,

•	adverse publicity regarding health maintenance organizations and other managed care organizations,

•	government action regarding eligibility,

•	changes in government payment levels,

•	changes in state mandatory programs,

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,

•	announcements relating to our business or the business of our competitors,

•	conditions generally affecting the managed care industry or our provider networks,

•	the success of our operating or acquisition strategy,

•	the operating and stock price performance of other comparable companies, the termination of our Medicaid or State Children’s Health Insurance Program contracts with state or county agencies, or subcontracts with other Medicaid managed care organizations that contract with such state or county agencies,

•	regulatory or legislative change, and

•	general economic conditions, including inflation and unemployment rates.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies also have been highly volatile and have recorded lows well below their historical highs. Our stock may not trade at the same levels as the stock of other health care companies and the market in general may not sustain its current prices.

You will experience dilution with the future exercise of stock options.

As of September 30, 2003, we had outstanding options to purchase 822,360 shares of our common stock, all of which were vested. From time to time, we may issue additional options to employees and non-employee directors pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a three to five year period. Once these options vest, you will experience further dilution as these stock options are exercised by their holders.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

Our agreement, along with the agreement of our officers, directors, stockholders and optionholders, not to sell or transfer any shares of common stock for 180 days after our initial public offering without the underwriters’ consent terminates at the close of trading on December 29, 2003. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

Based on shares outstanding as of September 30, 2003, a total of 17,678,255 shares of common stock may be sold in the public market by existing stockholders commencing December 30, 2003, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the expiration of the lock-up agreements, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

Our directors and officers and members of the Molina family will own a majority of our capital stock, decreasing your influence on stockholder decisions.

Our executive officers and directors, in the aggregate, beneficially own approximately 29.7% of our capital stock. Members of the Molina family (some of whom are also officers or directors), in the aggregate, beneficially own approximately 70.0% of our capital stock, either directly or in trusts of which members of the Molina family are beneficiaries. In some cases, members of the Molina family are trustees of the trusts. As a result, Molina family members, acting themselves or together with our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter and any merger, consolidation or sale of all or substantially all of our assets.

It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in business combinations with any stockholder, including all affiliates and associates of the stockholder, who owns 15.0% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15.0% or more of the corporation’s voting stock unless specified conditions are met.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholder action by written consent, and

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, changes of control are often subject to state regulatory notification, and in some cases, prior approval.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Risk Factors,” and “Use of Proceeds.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our HMO contracts by the federal and state governments would also negatively impact us.

Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicaid program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

SELLING STOCKHOLDERS

This prospectus relates to Shares that are being registered for reoffers and resales by the Selling Stockholders who have acquired or may acquire Shares pursuant to the Plans. The Selling Stockholders may resell any or all of the Shares at any time they chose while this prospectus is effective. Inclusion of person’s name in the table below is not an admission that the named person is our “affiliate.”

The information in the table below sets forth, for each Selling Stockholder, based on information available to us as of December 18, 2003, the number of shares of our Common Stock beneficially owned before the sale of the Shares (assuming the purchase of the maximum number of Shares), the number of shares and percentage of our outstanding shares beneficially owned after the sale of all of the Shares. The inclusion of Shares in the table below does not constitute a commitment to sell and Shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each of the named individuals is c/o Molina Healthcare, Inc., One Golden Shore Drive, Long Beach, California 90802.

Percentage ownership calculations are based on 25,268,255 shares outstanding as of December 18, 2003.

	Prior to the Offering	After the Offering
Name	Number of Shares Beneficially Owned(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
George S. Goldstein, Ph.D. (2)	161,429	0	*
Mark L. Andrews, Esq. (3)	178,229	0	*
Harvey A. Fein (4)	74,352	0	*
Joseph W. White, CPA (5)	880	0	*
Richard A. Helmer, M.D. (6)	58,481	0	*
David W. Erickson (7)	90,834	0	*
Ronna Romney (8)	20,000	6,000	*
Ronald Lossett, CPA, D.B.A. (9)	34,000	20,000	*
Charles Z. Fedak, CPA (10)	20,000	6,000	*
Carl D. Covitz (11)	39,000	25,000	*
Sally K. Richardson (12)	18,000	4,000	*

*	Denotes less than 1%.

(1)	As required by SEC regulation, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after December 18, 2003. This number assumes purchase of the maximum allowable number of Shares under the 2002 Employee Stock Purchase Plan (the “ESPP”).

(2)	Includes 160,000 shares that may be purchased pursuant to options and an estimated 1,429 shares that may be purchased pursuant to the ESPP. Dr. Goldstein is our Director and Executive Vice President, Health Plan Operations.

(3)	Includes 176,800 shares that may be purchased pursuant to options and an estimated 1,429 shares that may be purchased pursuant to the ESPP. Mr. Andrews is our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary.

(4)	Includes 73,520 shares that may be purchased pursuant to options and an estimated 832 shares that may be purchased pursuant to the ESPP. Mr. Fein is our Vice President, Financial Affairs.

(5)	Includes an estimated 880 shares that may be purchased pursuant to the ESPP. Mr. White is our Vice President, Accounting.

(6)	Includes 57,120 shares that may be purchased pursuant to options and an estimated 1,371 shares that may be purchased pursuant to the ESPP. Dr. Helmer is our Vice President and Chief Medical Officer.

(7)	Includes 89,840 shares that may be purchased pursuant to options and an estimated 994 shares that may be purchased pursuant to the ESPP. Mr. Erickson is our Vice President, Information Services and Chief Information Officer.

(8)	Includes 4,000 shares owned by Ms. Romney; 2,000 shares owned by Ms. Romney’s spouse; and 14,000 shares that may be purchased pursuant to options. Ms. Romney is our director.

(9)	Includes 20,000 shares owned by the Lossett Family Trust, of which Mr. Lossett is a co-trustee with shared voting and investment power and Mr. Lossett is a beneficiary; and 14,000 shares that may be purchased pursuant to options. Mr. Lossett is our director.

(10)	Includes 6,000 shares owned by Mr. Fedak and Mari L. Fedak as community property as to which Mr. Fedak has shared voting and investment power; and 14,000 shares that may be purchased pursuant to options. Mr. Fedak is our director.

(11)	Includes 25,000 shares owned by the Covitz Family Trust, of which Mr. Covitz is a co-trustee with shared voting and investment power and Mr. Covitz is a beneficiary; and 14,000 shares that may be purchased pursuant to options. Mr. Covitz is our former director.

(12)	Includes 4,000 shares owned by Mr. Richardson and Don R. Richardson as joint tenants, as to which Ms. Richardson has shared voting and investment power; and 14,000 shares that may be purchased pursuant to options. Ms. Richardson is our director.

PLAN OF DISTRIBUTION

The Selling Stockholders (or their pledgees, donees, transferees, or other successors in interest) from time to time may sell all or a portion of the Shares “at the market” to or through a market maker or into an existing trading market, in private sales, including direct sales to purchasers, or otherwise at prevailing market prices or at negotiated or fixed prices. By way of example, and not by way of limitation, the Shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the sellers may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the sellers in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealer which purchases Shares as principal or any profits received on the resale of such Shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities law, if applicable, the Common Stock will not be sold in a particular state unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

Each Selling Stockholder will deliver a prospectus in connection with the sale of the Shares.

EXPENSES

All expenses of this offering, including the expenses of the registration of the Shares of Common Stock offered hereby, will be borne by us. It is estimated that the total amount of such expenses will not exceed $50,000.

USE OF PROCEEDS

We will not realize any proceeds from the sale of the Common Stock which may be sold pursuant to this prospectus for the respective accounts of the Selling Stockholders. The Company, however, will derive proceeds from the sale of stock to the Selling Stockholders pursuant to the terms of the Plans. All such proceeds will be available to us for working capital and general corporate purposes. No assurances can be given, however, as to when or if any or all of the shares will be purchased or the options will be exercised.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereunder will be passed upon for us by McDermott, Will & Emery, Los Angeles, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Registration Statement on Form S-1, as amended, for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents filed by Molina Healthcare, Inc. with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:

1.	Our prospectus, filed July 2, 2003, under file number 333-102268.

2.	Our Current Reports on Form 8-K, filed July 10, 2003, September 9, 2003, September 23, 2003, October 15, 2003, November 7, 2003 and December 5, 2003, under file number 1-31719.

3.	Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003 and September 30, 2003, under file number 1-31719.

4.	The description of our Common Stock contained in our Form 8-A Registration Statement, filed June 25, 2003, under file number 1-31719, which incorporates by reference the description of our Common Stock contained in our Form S-1 Registration Statement, filed December 30, 2002, under file number 333-102268, as amended.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

The Common Stock to be offered is registered under Section 12 of the Exchange Act, and, therefore, the description of securities is omitted herefrom.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware, or DGCL, permits Delaware corporations to eliminate or limit the monetary liability of directors, officers, employees and agents for breach of fiduciary duty of care, subject to certain limitations. Our certificate of incorporation provides that our directors and officers shall not be liable to us or our stockholders for monetary damages arising from a breach of fiduciary duty owed by such director or officer, as applicable, except for liability (1) for any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) for intentional misconduct, fraud or a knowing violation of law under Section 174 of the DGCL or (3) for a transaction from which the officer or director derived an improper personal benefit. Our bylaws provide for the indemnification of our directors, officers, employees and agents to the extent permitted by the DGCL. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

We have entered into an indemnification agreement with each of our directors, executive officers and certain other officers. The indemnification agreements provide that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer. In addition, our obligations under the indemnification agreements with our independent directors are guaranteed up to a maximum of $22.5 million by the Mary R. Molina Living Trust, the holder of approximately 18.3% of our common stock.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Reference is made to the Index to Exhibits.

Item 9.	Undertakings.

(1)	The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Act (and each filing of the employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 6 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on the 22nd day of December, 2003.

MOLINA HEALTHCARE, INC.

By:	/s/ J. MARIO MOLINA

J. Mario Molina, M.D., Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. MARIO MOLINA J. Mario Molina, M.D.	Director, Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	December 22, 2003

/s/ JOHN C. MOLINA John C. Molina	Director, Executive Vice President, Financial Affairs, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 22, 2003

/s/ JOSEPH W. WHITE Joseph W. White, CPA	Vice President, Accounting (Principal Accounting Officer)	December 22, 2003

/s/ GEORGE S. GOLDSTEIN* George S. Goldstein, Ph.D.	Director; Executive Vice President, Health Plan Operations	December 22, 2003

/s/ RONNA ROMNEY* Ronna Romney	Director	December 22, 2003

/s/ RONALD LOSSETT* Ronald Lossett, CPA, D.B.A.	Director	December 22, 2003

/s/ CHARLES Z. FEDAK* Charles Z. Fedak, CPA	Director	December 22, 2003

/s/ SALLY K. RICHARDSON* Sally K. Richardson	Director	December 22, 2003

*	By J. Mario Molina, M.D., attorney-in-fact, pursuant to power of attorney.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to registrant’s Registration Statement on Form S-1 (Number 333-102268), as amended).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to registrant’s Current Report on Form 8-K, filed September 23, 2003 (Number 1-31719)).

3.3	Form of share certificate for common stock (incorporated by reference to Exhibit 3.5 to registrant’s Registration Statement on Form S-1 (Number 333-102268), as amended).

10.1	2000 Omnibus Stock and Incentive Plan (incorporated by reference to Exhibit 10.12 to registrant’s Registration Statement on Form S-1 (Number 333-102268), as amended).

10.2	2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to registrant’s Registration Statement on Form S-1 (Number 333-102268), as amended).

10.3	2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to registrant’s Registration Statement on Form S-1 (Number 333-102268), as amended).

23.1	Consent of Ernst & Young LLP, Independent Auditor.

24.1	Powers of Attorney (incorporated by reference to Exhibit 24.1 to registrant’s Registration Statement on Form S-8 (Number 333-108317).